

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2020

David H. Mack, Ph.D.
President and Chief Executive Officer
PMV Pharmaceuticals, Inc.
8 Clarke Drive, Suite 3
Cranbury, NJ 08512

> **Re: PMV Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 4, 2020**
> **File No. 333-248627**

Dear Dr. Mack:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to prior comment 2 that you have revised your disclosure on page 2 to disclose that the FDA will require post-approval trials to confirm clinical benefit. However, we note that you also refer to a pivotal Phase 1/2 trial on page 1, stating that the FDA "could" ask for additional trials. Please delete the last two sentences on page 1, as you already have a discussion about your belief of a potential pivotal trial on page 2. In addition, to the extent true, please also add on page 2 that you have not had any discussions with the FDA regarding the trial being a pivotal trial.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Megan J. Baier, Esq.